As filed with the Securities and Exchange Commission on April 17, 2026

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Eaton Vance Senior Floating-Rate Trust

(Name of Subject Company (Issuer))

Eaton Vance Senior Floating-Rate Trust

(Name of Filing Person (Issuer))

Auction Preferred Shares Series A, B, C and D, Par Value $0.01 Per Share

(Title of Class of Securities)

Series A – 27828Q204

Series B – 27828Q303

Series C – 27828Q402

Series D – 27828Q501

(CUSIP Number of Class of Securities)

Deidre E. Walsh

Eaton Vance Management

One Post Office Square

Boston, Massachusetts

(617) 672-8305

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1-11.

Not Applicable.

Item 12. Exhibits.

Exhibit No.	Document

99.1(a)	Press release issued by the Issuer dated April 17, 2026

Item 13.

Not Applicable.